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                                                                        2003 - 7

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                      20549
                                     -------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                     -------

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                              --------------------
                              (Name of registrant)

       Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

                      -------------------------------------
                    (Address of principal executive offices)

            Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

                                 A. Westerlaken
                      Koninklijke Philips Electronics N.V.
                                  Amstelplein 2
                       1096 BC Amsterdam - The Netherlands

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (NO. 33-65972, NO. 33-80027, NO. 333-91287, NO. 333-70215, NO. 333-91289, NO. 333-39204, NO. 333-75542, NO. 333-87852 AND
NO. 333-104104) AND IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-4582 AND NO. 333-90686) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
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This Report on Form 6-K is filed for the purpose of filing the audit report of
Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton in respect of the consolidated financial statements of Atos Origin S.A. as of and for the year ended December 31, 2002. This Report on Form 6-K also contains the consolidated financial statements of Atos Origin S.A., previously filed by the registrant with the Securities and Exchange Commission on June 30, 2003 on Form 20-F/A. In addition, this Report on Form 6-K contains the consents of Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton to the incorporation by reference of their audit report into the registration statements of the registrant listed above.

The following documents are furnished herewith and made part of this Report pursuant to the General Instructions to Form 6-K.

Exhibits

Audit report of Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton

Consents of Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton

Consolidated financial statements of Atos Origin S.A.*

Principal differences between French GAAP and US GAAP.

* The Atos Origin consolidated financial statements as of and for the fiscal periods ended December 31, 2001 and 2000 were not audited in accordance with generally accepted auditing standards in the United States, and are not covered by the audit report of Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 14th day of October 2003.


                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                              /s/ G.J. Kleisterlee
                                G.J. KLEISTERLEE
                                   (President,
                      Chairman of the Board of Management)

                                /s/ J.H.M. Hommen
                                  J.H.M. HOMMEN
                    (Vice-Chairman of the Board of Management
                          and Chief Financial Officer)

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INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in Registration Statements Nos. 33-65972, 33-80027, 333-91287, 333-70215, 333-91289, 333-39204, 333-75542,
333-87852 and 333-104104 on Form S-8 and in Registration Statements Nos. 333-4582 and 333-90686 of Koninklijke Philips Electronics N.V. of our report dated September 10, 2003, relating to the consolidated financial statements of Atos Origin S.A. for the year ended December 31, 2002, appearing in this Annual Report on Form 20-F of Koninklijke Philips Electronics N.V. for the year ended December 31, 2002.



Paris and Neuilly-sur-Seine
September 10, 2003


Amyot Exco Grant Thornton                      Deloitte Touche Tohmatsu



/s/ Daniel Kurkdjian                               /s/ Jean-Paul Picard



/s/ Vincent Papazian                               /s/ Jean-Marc Lumet


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Deloitte Touche Tohmatsu                     Amyot Exco Grant Thornton
Commissaires aux Comptes                     Commissaries aux Comptes
Membre de la Compagnie de Versailles         Membre de la Compagnie de Paris
185 avenue Charles de Gaulle                 104 avenue des Champs Elysees
92200 Neuilly sur Seine                      75008 Paris


To the shareholders of Atos Origin S.A.:

We have audited the accompanying consolidated balance sheet of Atos Origin S.A. and its subsidiaries (the "Group") as of December 31, 2002 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2002 and the results of its operations and its cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in France.

Paris and Neuilly-sur-Seine
September 10, 2003


Deloitte Touche Tohmatsu                     Amyot Exco Grant Thornton


/s/ Jean-Paul Picard                         /s/ Daniel Kurkdjian


/s/ Jean-Marc Lumet                          /s/ Vincent Papazian